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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             TTR TECHNOLOGIES, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   87305 U102
                                 (CUSIP NUMBER)

                             ----------------------

                               MR. IAN R. HALIFAX
                             CHIEF FINANCIAL OFFICER
                             MACROVISION CORPORATION
                            2830 DE LA CRUZ BOULEVARD
                          SANTA CLARA, CALIFORNIA 95050
                                 (408) 743-8600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 OCTOBER 2, 2002
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 87305 U102                                                page 2 of 5

(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Macrovision Corporation
      77-0156161

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

      (a)

      (b)  /X/

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS
      WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF       (7)   SOLE VOTING POWER
SHARES                1,880,937
BENEFICIALLY    (8)   SHARED VOTING POWER
OWNED BY              0
EACH            (9)   SOLE DISPOSITIVE POWER
REPORTING             1,880,937
PERSON WITH     (10)  SHARED DISPOSITIVE POWER
                      0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,880,937

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES                  /  /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      10.53%

(14)  TYPE OF REPORTING PERSON
      CO


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CUSIP No. 87305 U102                                                page 3 of 5

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 1 relates to the common stock, par value $0.001 per share (the "Shares" or the "Issuer Common Stock"), of TTR Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 575 Lexington Avenue, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c) This Amendment No. 1 is filed by Macrovision Corporation, a Delaware corporation (the "Reporting Person"). The address of the principal business and principal office of the Reporting Person is 2830 De La Cruz Boulevard, Santa Clara, California 95050. The Reporting Person develops and markets electronic license management, digital rights management and copy protection technologies for the enterprise software, consumer software, home video and music markets.

To the best of the Reporting Person's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

(d)-(e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person entered into a Stock Purchase Agreement dated as of January 10, 2000, by and between the Reporting Person and the Issuer (the "Agreement"), providing for the investment by the Reporting Person of $4.0 million to acquire 1,880,937 Shares of the Issuer. The Reporting Person used working capital to make the investment. The Reporting Person periodically makes strategic investments in companies with complementary or compatible technologies or products, such as the Issuer. The Reporting Person and the Issuer are developing and marketing a copy protection product designed to inhibit casual copying of music CDs using dual-deck CD recorder systems and personal computer based CD recordable drives pursuant to an Alliance Agreement dated November 24, 1999, as subsequently amended, under which the Reporting Person, subject to certain conditions, has the exclusive right to commercialize and market such technology for a period of time. The Alliance Agreement also entitles Issuer to receive thirty percent (30%) of the net revenues collected by Reporting Person or its affiliates from any products or components incorporating the proposed music protection technology. In addition, Issuer agreed to reimburse Reporting Person for up to $1 million of its costs incurred in the twelve months ending December 31, 2000 in co-developing and commercially launching MusicGuard.

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CUSIP No. 87305 U102                                                 page 4 of 5

ITEM 4.  PURPOSE OF THE TRANSACTION.

(a)-(j) The information set forth in Item 3 is hereby incorporated herein by reference.

Macrovision initially acquired its shares of the Issuer's Common Stock for investment purposes. Macrovision has held preliminary discussions with representatives of the Issuer regarding the potential acquisition by Macrovision or a subsidiary of substantially all of the assets of the Issuer, including the Issuer's intellectual property assets, and has now made a determination to pursue the negotiation and consummation of such a transaction. If such transaction were consummated, the Issuer would cease to be engaged in the business that it is currently conducting.

Except as set forth, or incorporated by reference, in this Item 4, the Reporting Person does not have any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The number of Shares covered is 1,880,937, which constitutes, based on the number of Shares outstanding on August 14, 2002, as represented by the Issuer in its quarterly report on Form 10-Q for the quarter period ended June 30, 2002, approximately 10.53% of Issuer Common Stock.

(b)-(c) Other than as set forth in this Item 5, to the best of the Reporting Person's knowledge as of the date hereof (i) neither the Reporting Person nor any subsidiary or affiliate of the Reporting Person nor any of the Reporting Person's executive officers or directors, beneficially owns any shares of Issuer Common Stock, and (ii) there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person's knowledge, by any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers or directors.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock held by the Reporting Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. To the best of the Reporting Person's knowledge, except as described in this Amendment No. 1, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities to the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Stock Purchase Agreement dated as of January 10, 2000 by and between TTR Technologies, Inc. and Macrovision Corporation is hereby incorporated by reference to the exhibit in our Schedule 13D filed on June 23, 2000.

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CUSIP No. 87305 U102                                                 page 5 of 5



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.


                                               MACROVISION CORPORATION



                                               By:     /s/ Ian Halifax
                                               Name:   Ian Halifax
                                               Title:  Chief Financial Officer


                                               Dated: October 2, 2002

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                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                           OF MACROVISION CORPORATION

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 2830 De La Cruz Boulevard, Santa Clara, California 95050.

                               BOARD OF DIRECTORS

NAME                  POSITION

John O. Ryan          Chairman of the Board of Directors and Executive Officer

William A. Krepick    President, Chief Executive Officer and Director

Matthew Christiano    Director; Consultant to technology companies

Donna S. Birks        Director; Consultant to technology companies

William N. Stirlen    Director; Consultant to technology companies

Thomas Wertheimer     Director; Consultant to Universal Studios

Steven G. Blank       Director, Consultant to technology companies


                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

                      TITLE AND PRESENT
NAME                  PRINCIPAL OCCUPATION

Ian R. Halifax*       Vice President, Finance and Administration, Chief
                      Financial Officer and Secretary

Mark S. Belinsky      Senior Vice President, Corporate Strategy

Brian R. Dunn         Senior Vice President, New Business Development

Carol Flaherty        Senior Vice President, Video Technology Division

Brian McPhail         Vice President, Consumer Software Division

Daniel Stickel        Senior Vice President and General Manager, Globetrotter
                      Software Division


* Mr. Halifax is a U.K. citizen.